UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 49)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 49 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $65.50 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraphs after the last paragraph in the section of the Statement entitled “Background of the Offer”:

This past weekend, representatives of Airgas’ financial advisors had two brief discussions with representatives of Air Products’ financial advisors.  Airgas notes that, yet again, rather than offering a meaningful basis for discussion or negotiation Air Products has resorted to tactics by making disclosure that Airgas believes is not representative of the brief discussions that occurred.  At no point during either of the weekend conversations did any of the Air Products representatives propose any revised offer price or request a meeting nor in Airgas' view did Air Products otherwise seek to enter into bona fide good faith negotiations.  Rather, the conversations seemed designed to placate Airgas stockholders who wished Air Products to increase its tender offer price without actually doing so.

A summary of the brief discussions that occurred this weekend is below.

Representatives of JPMorgan and Perella Weinberg Partners, Air Products’ financial advisors, placed a call on Friday evening, September 10, 2010, to representatives of Goldman Sachs and Bank of America Merrill Lynch, Airgas’ financial advisors.  Airgas’ financial advisors returned the call.

During the call, Air Products’ financial advisors stated:

• Air Products will terminate and abandon its offer for Airgas if Airgas’ stockholders do not vote for Air Products’ nominees and approve all of Air Products’ by-law proposals at the upcoming annual meeting.

• Air Products had been advised by certain stockholders that Airgas indicated a willingness to begin to negotiate a deal with Air Products under certain circumstances.

• Air Products cited statements by stockholders that purported that certain Airgas directors had different views of value than Mr. McCausland.

• Air Products did not see the benefit of increasing its offer price unless Airgas specified a price.

• Air Products was prepared, under appropriate circumstances, to enter into a merger agreement with Airgas that would include what they described as “a customary go shop” provision.

In response, the representatives of Airgas’ financial advisors advised the Air Products’ representatives that, as Airgas had repeatedly said on numerous occasions, the Airgas Board is willing to engage in negotiations with Air Products if it believed the negotiations would result in an appropriate value for Airgas stockholders.  The Airgas representatives specifically stated that if Air Products had any proposal to make, they should make it and that Airgas would consider any revised price.  The Airgas representatives advised Air Products' representatives that Airgas would not commence negotiations based on a $65.50 offer price.  Airgas believes that a merger agreement with a “go shop” provision is unlikely to result in the best value for Airgas stockholders because a go shop provision is not a substitute for value.  At the conclusion of the call, Airgas’ financial advisors made it clear that Airgas and its legal and financial advisors stood ready to respond to any revised proposal and indicated that at the right level they would be prepared to sit down and negotiate.  On this call, no such proposal was made by Air Products, no meeting of the principals was requested by Air Products and no request was made by Air Products for a further discussion with Airgas representatives or a response from Airgas over the weekend.

On the afternoon of Sunday, September 12, 2010, a representative of Goldman Sachs, Airgas’s financial advisor, called a representative of Perella Weinberg Partners, Air Products’ financial advisor, to reiterate that as Airgas has frequently stated the Airgas Board is willing to engage in negotiations that it believed would result in an appropriate value for Airgas stockholders. He stated that, although Airgas did not believe it was appropriate for Airgas to announce a public price for itself, that Airgas continued to be prepared to evaluate any price that Air Products might propose and that Airgas would be prepared to sit down to begin negotiations at a price which, with an open-minded attitude on Air Products’ part and further negotiation, would result in an appropriate value for Airgas stockholders.  The Airgas representative reiterated to the Air Products' representative that Airgas would not commence negotiations based on a $65.50 offer price.

Airgas specifically disputes the statement in the Air Products filing that “Airgas’s financial advisor confirmed ….. the substance of the conversations [with stockholders on Friday] that had been reported to Air Products…”  In both the Friday and the Sunday discussions, the Airgas financial advisor specifically declined to comment on or speculate about Air Products’ advisors’ characterizations of conversations with Airgas stockholders.  In addition, Airgas notes, when the participants were discussing the unified views of the Airgas Board, the Perella Weinberg Partners representative suggested that perhaps the statement that there was disagreement among the directors was just the talk of self-interested stockholders.

As a result of the brief discussions between financial advisors over the weekend and Air Products’ characterization of these discussions, Airgas believes that Air Products’ representatives were not seeking good faith negotiations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/S/ ROBERT H. YOUNG, JR.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: September 13, 2010